ACREAGE HOLDINGS, INC.
CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the Three and Six Months Ended June 30, 2019 and 2018
In United States Dollars

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		(Unaudited)
(in thousands)	Note	June 30, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	6	$84,489	$104,943
Restricted cash		95	95
Short-term investments	6	—	149,090
Inventory	9	36,658	17,656
Biological assets	9	6,590	8,440
Short-term promissory notes receivable	7	239	3,114
Prepaid and other current assets		6,217	2,716
Total current assets		134,288	286,054
Long-term investments	6	3,439	3,844
Long-term promissory notes receivable	7	42,274	27,431
Capital assets, net	8	93,753	45,043
Intangible assets, net	5	285,689	153,953
Goodwill	5	106,332	32,116
Deferred acquisition costs and deposits	4	2,291	22,100
Other non-current assets		2,219	1,280
Total non-current assets		535,997	285,767
TOTAL ASSETS		$670,285	$571,821
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities		$13,624	$5,337
Taxes payable	16	241	218
Interest payable	10	154	541
Short-term lease obligation	10	1,658	—
Current portion of debt	10	3,079	15,144
Other current liabilities		1,742	10,711
Total current liabilities		20,498	31,951
Long-term debt	10	481	491
Long-term lease obligation	10	23,913	—
Deferred tax liability	4	52,447	30,527
Other liabilities		1,069	1,129
Total non-current liabilities		77,910	32,147
TOTAL LIABILITIES		98,408	64,098
Share capital		642,805	529,903
Share reserve		102,943	89,262
Accumulated deficit		(293,213)	(235,261)
Shareholders' equity - parent	11	452,535	383,904
Non-controlling interests	11	119,342	123,819
TOTAL SHAREHOLDERS’ EQUITY		571,877	507,723
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$670,285	$571,821
Approved on behalf of the Board on August 23, 2019:

“Kevin Murphy”	“Glen Leibowitz”
Chief Executive Officer	Chief Financial Officer

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	Note	2019	2018	2019	2018
Revenues, net		$17,745	$2,951	$30,642	$5,148
Cost of goods sold	9	(10,939)	(1,762)	(19,300)	(3,228)
Gross profit, excluding fair value items		6,806	1,189	11,342	1,920
Realized fair value amounts included in inventory sold	9	(1,474)	—	(4,023)	—
Unrealized fair value gain on growth of biological assets	9	9,111	446	15,713	979
Gross profit		14,443	1,635	23,032	2,899
OPERATING EXPENSES
General and administrative		16,621	2,622	25,515	4,397
Compensation expense	12	31,240	2,070	58,989	5,055
Marketing		1,201	417	2,002	621
Depreciation and amortization	5, 8, 9	3,188	265	4,608	275
Total operating expenses		52,250	5,374	91,114	10,348
Net operating loss		$(37,807)	$(3,739)	$(68,082)	$(7,449)
Income (loss) from investments, net	6	(499)	19,652	2,228	19,870
Interest income from promissory notes receivable	7	1,000	44	1,730	135
Interest expense	10	(711)	(1,618)	(1,222)	(3,168)
Change in fair market value of derivative liabilities	10	—	(7,018)	—	(5,976)
Other loss, net		(2,310)	(966)	(2,734)	(1,007)
Total other income (loss)		(2,520)	10,094	2	9,854
Net income (loss) before income taxes		$(40,327)	$6,355	$(68,080)	$2,405
Income tax expense	16	(3,850)	(247)	(7,271)	(483)
Net income (loss) and comprehensive income (loss)		$(44,177)	$6,108	$(75,351)	$1,922
Less: net income (loss) and comprehensive income (loss) attributable to non-controlling interests		(10,248)	112	(17,399)	200
Net income (loss) and comprehensive income (loss) attributable to Acreage Holdings, Inc.		$(33,929)	$5,996	$(57,952)	$1,722
Net income (loss) per share attributable to Acreage Holdings, Inc.:	13
Basic		$(0.40)	$0.11	$(0.70)	$0.03
Diluted		(0.40)	0.11	(0.70)	0.03
Weighted average shares outstanding:	13
Basic		85,640	52,289	82,557	50,976
Diluted		85,640	54,481	82,557	52,231

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

				Attributable to shareholders of the parent
(in thousands)	Note	Legacy HSCP Units	Pubco Shares (as converted)	Share Capital	Share Reserve	Accumulated Deficit	Shareholders’ Equity	Non-controlling interests	Total Equity
December 31, 2017		49,350	—	$29,334	$120	$(9,321)	$20,133	$10,410	$30,543
Issuance of Class D units for in-kind contributions	11	3,143	—	19,488	—	—	19,488	—	19,488
Issuance of Class E units, net	11	16,699	—	100,005	—	—	100,005	—	100,005
Equity-based compensation expense	12	—	—	—	826	—	826	—	826
Class C profits interests vested	12	1,515	—	648	(648)	—	—	—	—
PIK units issued from reserve		25	—	120	(120)	—	—	—	—
Interest expense settled with PIK Class A units	10	74	—	357	615	—	972	—	972
Capital contributions, net		—	—	—	—	—	—	2,723	2,723
Increase in non-controlling interests from business acquisitions	4	—	—	—	—	—	—	7,241	7,241
Purchase of non-controlling interests	11	—	—	—	—	(3,003)	(3,003)	(1,511)	(4,514)
Net income		—	—	—	—	1,722	1,722	200	1,922
June 30, 2018		70,806	—	$149,952	$793	$(10,602)	$140,143	$19,063	$159,206

December 31, 2018		—	78,632	$529,903	$89,262	$(235,261)	$383,904	$123,819	$507,723
Issuances for business acquisitions/purchases of intangible assets	4, 5	—	4,981	99,214	—	—	99,214	4,356	103,570
Shares issued from reserve		—	436	4,387	(4,387)	—	—	—	—
NCI adjustments for changes in ownership	11	—	1,027	(12,864)	—	—	(12,864)	12,864	—
Capital distributions, net	11	—	—	—	—	—	—	(4,298)	(4,298)
Other equity transactions	4, 11	—	306	5,441	27	—	5,468	—	5,468
Equity-based compensation expense	12	—	1,451	4,892	37,782	—	42,674	—	42,674
Exercise/vesting of equity-based compensation, net	12	—	481	11,832	(19,741)	—	(7,909)	—	(7,909)
Net loss		—	—	—	—	(57,952)	(57,952)	(17,399)	(75,351)
June 30, 2019		—	87,314	$642,805	$102,943	$(293,213)	$452,535	$119,342	$571,877

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Six Months Ended June 30,
(in thousands)	Note	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		$(75,351)	$1,922
Adjustments for:
Depreciation and amortization	5, 8, 9	4,608	275
Equity-settled expenses, including compensation		47,878	1,141
Change in fair market value of derivative liabilities	10	—	5,976
Change in fair market value of biological assets	9	(15,713)	(979)
Gain on sale of investment	6	—	(2,628)
Loss on disposal of capital assets	8	85	—
Non-cash interest expense	10	1,021	2,503
Deferred tax expense		3,242	—
Non-cash income from investments, net		(1,436)	(16,983)
Non-cash miscellaneous income		—	(40)
Non-cash expense from lost deposits		—	575
Non-cash allowance on promissory notes receivable		425	—
Collection of interest		222	198
Change, net of acquisitions in:
Inventory		3,127	(510)
Biological assets		(3,003)	(334)
Other assets		(2,926)	(39)
Interest receivable		(2,468)	(135)
Accounts payable and accrued liabilities		4,801	(5,493)
Taxes payable		23	416
Interest payable		(387)	89
Other liabilities		(598)	(1,230)
Net cash used in operating activities		$(36,450)	$(15,276)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of capital assets	8	$(20,328)	$(3,740)
Investments in promissory notes receivable	7	(14,574)	(2,965)
Collection of promissory notes receivable	7	3,024	2,202
Cash paid for long-term investments		(158)	(1,821)
Proceeds from sale of investment	6	—	9,634
Proceeds from sale of capital assets	8	162	—
Business acquisitions, net of cash acquired	4	(20,205)	(8,067)
Purchases of intangible assets	5	(56,497)	(416)
Deferred acquisition costs and deposits	4	(215)	(11,216)
Distributions from investments		—	141
Proceeds from short-term investments	6	149,828	—
Cash transferred from escrow		—	174
Net cash provided by (used in) investing activities		$41,037	$(16,074)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of membership units, net	11	$—	$101,785
Settlement of taxes withheld	11	(6,810)	—
Purchase of non-controlling interest	11	—	(904)
Repayment of debt	10	(12,075)	(2,493)
Payment of lease liabilities	10	(1,858)	—
Capital contributions (distributions) - non-controlling interests, net		(4,298)	2,723
Net cash provided by (used in) financing activities		$(25,041)	$101,111
Net increase (decrease) in cash		$(20,454)	$69,761
Cash and cash equivalents - Beginning of period		104,943	16,231
Cash and cash equivalents - End of period		$84,489	$85,992

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
(in thousands)	2019	2018
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$588	$576
Income taxes paid	4,006	67
Deferred consideration paid for prior year acquisitions	6,500	—
Deferred consideration paid for prior year intangible asset purchases	2,750	—
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital assets not yet paid for	$670	$135
Receipt of capital assets previously paid for	—	246
Issuance of 12 Subordinate Voting Shares ("SVS") for land	264	—
Deferred acquisition costs not yet paid for	—	855
Equity issuance costs payable	—	1,749
Settlement of prior liability with 97 Class D units	—	602

See accompanying notes to condensed interim consolidated financial statements

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

1.    NATURE OF OPERATIONS
Acreage Holdings, Inc. (the “Company”, “Pubco” or “Acreage”) was originally incorporated under the Business Corporations Act (Ontario) on July 12, 1989 as Applied Inventions Management Inc. On August 29, 2014, the Company changed its name to Applied Inventions Management Corp. The Company continued into British Columbia and changed its name to Acreage Holdings, Inc. on November 9, 2018. The Company’s Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company owns, manages and operates cannabis cultivation facilities, dispensaries and other cannabis-related companies across the United States (“U.S.”).
High Street Capital Partners, LLC, a Delaware limited liability company doing business as Acreage Holdings (“HSCP”), was formed on April 29, 2014. The Company became the indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover transaction.
The comparative amounts presented for the three and six months ended June 30, 2018 are those of HSCP.
The Company’s corporate office and principal place of business is located at 366 Madison Avenue, 11th Floor, New York, New York in the U.S. The Company’s registered and records office address is Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia in Canada.
2.    BASIS OF PREPARATION
Statement of compliance
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. These unaudited condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.
Basis of measurement
These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and investments recorded using the equity method of accounting.
Functional and presentation currency
The unaudited condensed interim consolidated financial statements and the accompanying notes are expressed in U.S. dollars. Financial metrics are presented in thousands, including in narrative disclosures. Other metrics, such as shares outstanding, are presented in thousands unless otherwise noted.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and expose itself to the variable returns from the entity’s activities. The unaudited condensed interim consolidated financial statements include the results of subsidiaries’ operations from the date that control commences until the date that control ceases. The Company’s significant consolidated subsidiaries are listed below, and are owned 100% by the Company unless otherwise noted:

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Legal Entity Name	Business Type	Primary State of Operation
Acreage Holdings America, Inc. (“USCo”)	Holding company	n/a
Acreage Holdings WC, Inc. (“USCo2”) (1)	Holding company	n/a
High Street Capital Partners, LLC (“HSCP”) (1):	Holding company	NY
New England:
D&B Wellness, LLC (“D&B”)	Dispensary	CT
Prime Wellness of Connecticut, LLC (“PWCT”)	Dispensary	CT
Thames Valley Apothecary, LLC (“Thames Valley”)	Dispensary	CT
The Botanist, Inc. (f/k/a Prime Wellness Center, Inc.)	Dispensary/Cultivation	MA
MA RMD SVCS, LLC (“MA RMDS”)	Management company	MA
South Shore BioPharma, LLC (“SSBP”)	Management company	MA
The Wellness & Pain Management Connection LLC (“WPMC”) (2)	Management company	ME
Prime Alternative Treatment Care Consulting, LLC (“PATCC”)	Management company	NH
West:
Cannabliss:
22nd & Burn, Inc.	Dispensary	OR
East 11th, Inc.	Dispensary	OR
The Firestation 23, Inc.	Dispensary	OR
HSCP Oregon, LLC (“HSCP Oregon”)	Dispensary/Cultivation	OR
HSRC NorCal, LLC (“NorCal”)	Management company	CA
Form Factory Holdings, LLC (“Form Factory”)	Manufacturing	OR
Mid-Atlantic:
NYCANNA, LLC (“NYCANNA”)	Dispensary/Cultivation	NY
Maryland Medicinal Research & Caring, LLC (“MMRC”)	Dispensary	MD
Prime Wellness of Pennsylvania, LLC (“PWPA”)	Cultivation	PA
Midwest:
HSC Solutions, LLC (“HSC”)	Investment company	NY
NCC Real Estate, LLC (“NCCRE”) (3)	Real estate	IL
In Grown Farms 2, LLC (“IGF”)	Cultivation	IL
NCC, LLC (“NCC”)	Dispensary	IL
South:
Acreage Florida, Inc. (f/k/a Nature’s Way Nursery of Miami, Inc.) (“Acreage Florida”)	Dispensary/Cultivation	FL
(1) See Note 11 for further information.
(2) 97% owned by the Company.
(3) 33.33% owned by the Company.
Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated. Unrealized losses are eliminated to the extent of the gains, but only to the extent that there is no evidence of impairment.
Non-controlling interests (“NCI”)
Non-controlling interests represent ownership interests in consolidated subsidiaries by parties that are not shareholders of Pubco. They are shown as a component of total equity in the unaudited Condensed Interim Consolidated Statements of Financial Position,

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
3.    SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2018 and 2017. The Company implemented the following additional policies beginning January 1, 2019:
Leases
The Company adopted IFRS 16 - Leases (“IFRS 16”) on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Company typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.
The Company previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Company did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Company elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets.
Right-of-use assets and lease liabilities of $12,575 were recorded as at January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.9%. Refer to Note 8 and Note 10 for discussion on the impact for the three and six months ended June 30, 2019.
The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$12,075

Discounted using the Company’s incremental borrowing rate as at January 1, 2019	$8,235
Extension options reasonably certain to be exercised	4,340
Total lease liabilities recognized at January 1, 2019	$12,575
Policy applicable from January 1, 2019
At inception of a contract, the Company assesses whether a contract is, or contains, a lease, depending on if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset, initially measured at cost and subsequently depreciated using the straight-line method over the shorter of the asset’s useful life (determined on the same basis as capital assets) or the end of the lease term. A corresponding lease liability is recognized, initially measured at the present value of the future lease payments (which include payments under extension options that the Company is reasonably certain to exercise), discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments resulting from a change in index or rate or if the Company changes its assessment of whether it will exercise an option to extend, purchase or terminate. Should the corresponding right-of-use asset have been reduced to zero when the lease liability is remeasured, the adjustment would be recorded through profit or loss.
The Company has exercised judgment to determine both the applicable discount rate as well as the lease term for lease contracts that contain renewal options. The discount rate used is based on the Company’s incremental borrowing rate and is risk-adjusted based on a variety of factors, such as location and planned use. The assessment of whether the Company is reasonably certain

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

to exercise renewal options impacts the lease term, which directly affects the amount of right-of-use assets and lease liabilities recognized.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
4.    ACQUISITIONS
During the six months ended June 30, 2019, the Company completed the following acquisitions, and has allocated each purchase price as follows.

Purchase Price Allocation	Thames Valley (1)	NCC (2)	Form Factory (3)	Total
Assets acquired:
Cash and cash equivalents	$106	$696	$4,276	$5,078
Inventory	39	170	520	729
Prepaid and other current assets	1	36	1,136	1,173
Capital assets, net	—	539	14,465	15,004
Goodwill	3,594	4,427	66,195	74,216
Intangible assets - cannabis licenses	14,850	2,500	39,469	56,819
Intangible assets - customer relationships	—	—	4,600	4,600
Intangible assets - developed technology	—	—	3,100	3,100
Other non-current assets	—	25	406	431
Liabilities assumed:				—
Accounts payable and accrued liabilities	(121)	(24)	(1,572)	(1,717)
Other current liabilities	—	(621)	—	(621)
Deferred tax liability	(3,397)	(696)	(14,585)	(18,678)
Lease liability	—	—	(10,971)	(10,971)
Other liabilities	—	(175)	(23)	(198)
Fair value of net assets acquired	$15,072	$6,877	$107,016	$128,965

Consideration paid:
Cash	$15,072	$—	$3,711	$18,783
Deferred acquisition costs and deposits	—	100	—	100
Subordinate Voting Shares	—	3,948	95,266	99,214
Settlement of pre-existing relationship	—	830	8,039	8,869
FMV of previously held interest	—	1,999	—	1,999
Total consideration	$15,072	$6,877	$107,016	$128,965

Subordinate Voting Shares issued	—	211	4,770	4,981
The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition. The primary purpose of these acquisitions was to continue to build a diversified portfolio of assets in the U.S. cannabis sector. The goodwill recognized in these acquisitions represents expected synergies associated with the acquisition such as the benefits of assembled workforces, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis utilizing information available at the time of the acquisition. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, goodwill, working capital, and deferred income taxes. Accordingly, the measurement of assets acquired and liabilities assumed may change upon finalization of the Company’s valuation and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date.
SVS issued were valued based on the market price on the transaction date.
(1) On January 29, 2019, the Company acquired all interests in Thames Valley, a dispensary license holder in Connecticut.
(2) On March 4, 2019, the Company acquired the remaining 70% ownership interest in NCC. The market price used in valuing SVS issued was $18.70 per share. As a result of this acquisition, the previously held interest in NCC was re-measured from $1,000 to $1,999, resulting in a gain of $999, which was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the six months ended June 30, 2019.
The settlement of pre-existing relationship included in the transaction price includes a $550 promissory note receivable (refer to Note 7) as well as an amount receivable of $280 which was previously recorded in Other current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The carrying value of these amounts approximated their fair value.
(3) On April 16, 2019, the Company acquired all interests in Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages. The Company expects to benefit primarily from utilizing the intangible assets acquired, which include cannabis licenses in California and Oregon, existing customer relationships, and developed technology, which will complement Acreage’s existing business and enable the Company to create and distribute proprietary brands of various types at scale. The useful life of the developed technology was determined to be 19 years, and the useful life of the customer relationships was determined to be 5 years.
The market price used in valuing unrestricted SVS issued was $20.45 per share. 616 SVS are subject to clawback should certain indemnity conditions arise. As the SVS subject to clawback are restricted, a discount for lack of marketability was applied that correlates to the period of time these shares are subject to restriction.
The Company also recorded an expense of $2,139 in Other income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations in connection with the acquisition of Form Factory that represents stock compensation fully vested on the acquisition date. 86 shares valued at $1,753 were issued, with the remainder settled in cash.
The settlement of pre-existing relationship included in the transaction price includes a $7,924 promissory note receivable and $115 of interest receivable (refer to Note 7). The carrying value of these amounts approximated their fair value.
During the three and six months ended June 30, 2018, HSCP made the two following acquisitions:
(1) On May 31, 2018, HSCP acquired all interests in license holder D&B. Total consideration paid was $14,500, consisting of $250 of cash, $3,100 of Class D units (500 units) and $11,150 of seller’s notes, which bore interest at 3.5% per annum and was fully repaid by its maturity date of May 31, 2019.
(2) On May 31, 2018, HSCP acquired 45% of management company WPMC, giving the Company an 84% controlling interest. The useful life of the management contract acquired was 18 years. Total consideration paid was $43,621, consisting of $8,168 of cash, $11,200 of Class D units (1,806 units), $17,012 fair market value of the previously-held interest and $7,241 fair market value of the non-controlling interest (derived from the consideration issued). A gain on the previously held interest in WPMC of $10,782 was recorded in Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations for the three and six months ended June 30, 2018.
There were no material changes to the purchase price allocation from December 31, 2018 through the last date of the measurement period. The Class D units issued were valued at $6.20 per share, which was based on similar financing during HSCP’s issuance of Class E units, the most recent cash financing prior to the RTO. Seller’s notes were issued at face value, which approximated fair value on the acquisition date.
Deferred acquisition costs and deposits
The Company makes advance payments and deposits to certain acquisition targets for which the transfer is pending certain regulatory approvals prior to the acquisition date.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

As at June 30, 2019 and December 31, 2018, the Company had the following deferred acquisition costs and deposits, which are expected to be offset against the consideration payable for the related future purchases:

Acquisition Target	June 30, 2019	December 31, 2018
Acreage Florida (1)	$—	$12,000
Form Factory (2)	—	10,000
Kanna, Inc.	1,991	—
Deposit on capital asset purchase	300	—
NCC	—	100
Deferred acquisition costs and deposits	$2,291	$22,100
(1) Upon closing of the Company’s purchase of Acreage Florida during the six months ended June 30, 2019, the deferred acquisition cost was included with the consideration paid. Refer to Note 5.
(2) Upon closing of the Company’s purchase of Form Factory during the three and six months ended June 30, 2019, the Company recovered $2,076 of the deferred acquisition deposit not previously drawn against under the line of credit discussed in Note 7.
During the three and six months ended June 30, 2018, the Company wrote-off a deferred acquisition cost of $575, recorded in Other loss, net in the unaudited condensed interim Consolidated Statements of Operations.
5.    INTANGIBLE ASSETS AND GOODWILL
A reconciliation of the beginning and ending balances of intangible assets, accumulated amortization, and goodwill during the six months ended June 30, 2019 is as follows:

Intangible assets, gross	Licenses	Management Contracts	Customer Relationships	Developed Technology	Total Intangible Assets	Goodwill
December 31, 2018	$88,697	$68,384	$—	$—	$157,081	$32,116
Acreage Florida (1)	69,552	—	—	—	69,552	—
Assets acquired through business combinations (2)	56,819	—	4,600	3,100	64,519	74,216
June 30, 2019	$215,068	$68,384	$4,600	$3,100	$291,152	$106,332

Accumulated amortization
December 31, 2018	$—	$(3,128)	$—	$—	$(3,128)
Amortization expense	—	(2,121)	(180)	(34)	(2,335)
June 30, 2019	$—	$(5,249)	$(180)	$(34)	$(5,463)

Intangible assets, net
December 31, 2018	$88,697	$65,256	$—	$—	$153,953
June 30, 2019	215,068	63,135	4,420	3,066	285,689

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending balances of intangible assets, accumulated amortization, and goodwill during the six months ended June 30, 2018 is as follows:

Intangible assets, gross	Licenses	Management Contracts	Total Intangible Assets	Goodwill
December 31, 2017	$800	$—	$800	$2,191
SSBP (3)	—	4,277	4,277	—
Assets acquired through business combinations (2)	14,308	42,774	57,082	—
June 30, 2018	$15,108	$47,051	$62,159	$2,191

Accumulated amortization
December 31, 2017	$—	$—	$—
Amortization expense	—	(204)	(204)
June 30, 2018	$—	$(204)	$(204)

Amortization expense recorded during the three months ended June 30, 2019 and 2018 was $1,674 and $204, respectively.
(1) On January 4, 2019, the Company purchased a vertically-integrated license in Florida to operate a cultivation and processing facility and up to 35 medical cannabis dispensaries by acquiring all interests in Acreage Florida. Total consideration of $70,103 included: (i) $53,747 in cash, (ii) $12,000 of previously-paid deferred acquisition costs and (iii) $4,356 in HSCP units (198 units). The HSCP units issued were valued based on the market price of SVS (for which HSCP units are convertible) at the transaction date, which was $22.00 per share. In addition to the intangible asset purchased, the Company also acquired $361 of equipment, recorded in Capital assets, net and a $190 surety bond, recorded in Other non-current assets in the unaudited Condensed Interim Consolidated Statements of Financial Position. The Company determined the purchase did not qualify as a business combination as Acreage Florida was not operational at the time of purchase.
(2) The Company obtained several intangible assets in connection with various business acquisitions. Refer to Note 4 for further details.
(3) In May 2018, HSCP purchased a contract with a useful life of 20 years through acquisition of South Shore BioPharma, LLC (“SSBP”), an administration and services company located in Massachusetts, for a total consideration of $4,277, which included: (i) $416 in cash, (ii) $2,056 in seller’s notes and (iii) $1,805 in Class D membership units (291 units). The Company determined the purchase did not qualify as a business combination as SSBP was not operational at the time of purchase.
6.    INVESTMENTS
The carrying values of the Company’s investments in the unaudited Condensed Interim Consolidated Statements of Financial Position as at June 30, 2019 and December 31, 2018 are as follows:

Investments	June 30, 2019	December 31, 2018
Total short-term investments	$—	$149,090

Investments held at fair value through profit and loss (“FVTPL”)	$3,281	$2,869
Investments in associates	158	975
Total long-term investments	$3,439	$3,844
During the six months ended June 30, 2019, short-term investments in U.S. Treasury bills in the amount of $149,828 matured. There was no short-term investment activity in the three and six months ended June 30, 2018.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Income from investments, net in the unaudited Condensed Interim Consolidated Statements of Operations during the three and six months ended June 30, 2019 and 2018 is as follows:

Income (Loss) From Investments, net	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Short-term investments	$238	$—	$738	$—
Investments held at FVTPL (1)	(737)	6,173	466	6,353
Investments in associates (2)	—	10,851	1,024	10,889
Gain on sale of investments held for sale	—	2,628	—	2,628
Income (loss) from investments, net	$(499)	$19,652	$2,228	$19,870
(1) Income from investments held at FVTPL for the three and six months ended June 30, 2018 was primarily driven by the gain recognized from the mark-to-market adjustment of HSCP’s investment in NYCANNA.
(2) Income from investments in associates for the three and six months ended June 30, 2018 was primarily driven by the gain recognized from the re-measurement of HSCP’s investment in WPMC to fair value upon acquisition of a controlling interest. Refer to Note 4 for further detail.
Short-term investments
The Company invests in U.S. Treasury bills which are measured at amortized cost. These range in original maturity from three to six months, and bear interest ranging from 2.2% - 2.4%. The Company also holds U.S. Treasury bills with original maturities less than three months within Cash and cash equivalents in the unaudited Condensed Interim Consolidated Statements of Financial Position. The balances of cash equivalents as at June 30, 2019 and December 31, 2018 were $14,987 and $34,983, respectively.
Investments held at FVTPL
The Company’s investments held at FVTPL as at June 30, 2019 and December 31, 2018 are as follows:

Entity Name	Entity Type	State*	Carrying Value		Ownership Interests
			June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
Dixie Brands Inc. (“Dixie”) (1)	Consumer products	CO	$2,729	$2,317	3%	3%
Kalyx Development, Inc. (2)	Real estate development	NY	552	552	9%	9%
			$3,281	$2,869
* Corporate headquarters
(1) The Company’s investment in Dixie is classified as Level 1 in the fair value hierarchy. The Company adjusts its carrying value based on the stock price at the balance sheet date.
(2) The Company’s investment in Kalyx is classified as Level 3 in the fair value hierarchy. The Company reviewed investment-specific financial information provided by the investee and determined no material change to the investment’s fair value was necessary.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Investments in associates
The Company’s investments in associates as at June 30, 2019 and December 31, 2018, are as follows:

Entity Name	Entity Type	State*	Carrying Value		Ownership Interests
			June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
NCC (1)	Dispensary	IL	$—	$975	100%	30%
Other investments			158	—
			$158	$975
* Corporate headquarters
(1) The Company acquired the remaining ownership interests in NCC during the six months ended June 30, 2019 and recognized a gain on the previously held interest. Refer to Note 4 for further information.
Investments held for sale
During the three and six months ended June 30, 2018, HSCP disposed of equity interests previously classified as held for sale that had a carrying value of $7,006. Cash proceeds received were $9,634, resulting in a gain of $2,628.
7.     PROMISSORY NOTES RECEIVABLE
The Company’s promissory notes receivable balances consist of the following:

Promissory Notes Receivable Balances	June 30, 2019	December 31, 2018
Promissory notes receivable, gross	$42,938	$30,545
Allowance for expected credit losses	(425)	—
Total promissory notes receivable, net	42,513	30,545
Less: short-term portion of promissory notes receivable	239	3,114
Total long-term promissory notes receivable	$42,274	$27,431
The Company recognized an impairment for expected credit losses of $425 during the six months ended June 30, 2019 in Other loss, net in the unaudited Condensed Interim Consolidated Statements of Operations to account for expected credit losses (“ECLs”). As the credit risk of the underlying assets has not increased significantly since initial recognition, the Company measured its loss allowance equal to the 12-month expected credit loss. 12‑month probabilities of default are based on published historical data supplied by major credit rating agencies. Loss given default parameters reflected a recovery rate of 62.1%, and the probability of default rate used was 2.34% as at June 30, 2019. Refer to Note 17 for further discussion.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the Company’s promissory notes receivable for the six months ended June 30, 2019 and 2018 is presented below:

Promissory Notes Receivable Rollforward	Principal
	TGS (i)	SFN (ii)	CWG (iii)	Lines of Credit (iv)	Other (v)	Interest Receivable	Total
December 31, 2017	$1,800	$3,100	$—	$220	$1,456	$411	$6,987
Principal additions	—	—	—	2,865	100	—	2,965
Additions from business acquisitions, net	—	—	—	—	814	—	814
Interest earned	—	—	—	—	—	135	135
Payments	(1,800)	—	—	—	(402)	(198)	(2,400)
June 30, 2018	$—	$3,100	$—	$3,085	$1,968	$348	$8,501

December 31, 2018	$—	$—	$4,587	$19,671	$3,662	$2,625	$30,545
Principal additions	—	—	1,956	20,542	—	—	22,498
Interest earned	—	—	—	—	—	1,730	1,730
Settlement of pre-existing relationship (vi)	—	—	—	(7,924)	(550)	(115)	(8,589)
Payments	—	—	(151)	—	(2,873)	(222)	(3,246)
June 30, 2019	$—	$—	$6,392	$32,289	$239	$4,018	$42,938
(i) Interest income related to a promissory note receivable from TGS National Holdings, LLC totaled $3 and $30 during the three and six months ended June 30, 2018, respectively.
(ii) Interest income related to promissory notes receivable from San Felasco Nurseries, LLC (“SFN”) totaled $28 during the six months ended June 30, 2018.
(iii) On October 28, 2018, the Company acquired a promissory note receivable from CWG Botanicals, Inc. (“CWG”), the license holder managed by NorCal, and advanced additional funds under the note during the three and six months ended June 30, 2019. The note bears interest at a rate of 8% per annum and matures in December 2021. Interest income totaled $117 and $209 during the three and six months ended June 30, 2019, respectively.
(iv) The Company provides revolving lines of credit to several entities under management services agreements. The relevant terms and balances are detailed below.

Lines of Credit					Interest Income for the
			Balance as at		Three Months Ended June 30,		Six Months Ended June 30,
Counterparty	Maximum Obligation	Interest Rate	June 30, 2019	December 31, 2018	2019	2018	2019	2018
Greenleaf (a)	$24,000	5.5%	$15,043	$7,030	$178	$1	$285	$1
Form Factory (b)	8,000	10%	—	—	35	—	115	—
CCF (c)	12,500	18%	6,188	5,616	266	4	521	4
PATC (d)	4,650	15%	4,650	4,650	174	—	346	—
PCMV (e)	9,000	15%	4,137	856	147	—	226	—
Health Circle (f)	8,000	15%	2,271	1,519	75	30	136	53
Total			$32,289	$19,671	$875	$35	$1,629	$58
(a) During the year ended December 31, 2018, the Company extended lines of credit to Greenleaf Apothecaries, LLC, Greenleaf Therapeutics, LLC and Greenleaf Gardens, LLC (together “Greenleaf”), which mature in June 2023.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

(b) During the six months ended June 30, 2019, Form Factory drew down $7,924 against a line of credit established during negotiations. In April 2019, the acquisition of Form Factory closed, and the outstanding line of credit balance and accrued interest were settled as a pre-existing relationship and included as part of the consideration transferred.
(c) In September 2018, the Company entered into a management agreement to provide certain advisory and consulting services to Compassionate Care Foundation, Inc. (“CCF”) for a monthly fee based on product sales. Upon certain changes in New Jersey state laws to allow for-profit entities to hold cannabis licenses, the management agreement will terminate and any outstanding obligations on the line of credit will convert to a direct ownership interest in CCF, which will convert to a for-profit entity. This line of credit is held at FVTPL due to the conversion feature, which the Company determined to be immaterial as at June 30, 2019 and December 31, 2018. The fair value was assessed using the present value of future cash flows, and no change was made during the three and six months ended June 30, 2019 as the total carrying value plus accrued interest as at June 30, 2019 approximates fair value. A 2% increase in market interest rates would result in approximately a $500 decrease in the line of credit’s fair value. The line of credit matures in May 2023.
(d) Prime Alternative Treatment Center, Inc. (“PATC”) is a non-profit license holder in New Hampshire to which the Company’s consolidated subsidiary PATCC provides management or other consulting services. The line of credit matures in August 2022.
(e) In November 2018, the Company entered into a services agreement with Patient Centric of Martha’s Vineyard, Ltd. (“PCMV”). Upon certain changes in Massachusetts state laws, the management agreement would become convertible to an ownership interest in PCMV. This line of credit is held at FVTPL due to the conversion feature, which the Company determined to be immaterial as at June 30, 2019 and December 31, 2018. The fair value was assessed using the present value of future cash flows, and no change was made during the three and six months ended June 30, 2019 as the total carrying value plus accrued interest as at June 30, 2019 approximates fair value. A 2% increase in market interest rates would result in approximately a $400 decrease in the line of credit’s fair value. The line of credit matures in November 2023.
(f) Health Circle, Inc. (“Health Circle”) is a non-profit license holder in Massachusetts to which the Company’s consolidated subsidiary MA RMDS provides consulting services. The line of credit matures in November 2032.
(v) Primarily represents outstanding notes due from entities to which the Company provides management or consulting services as well as related parties. The interest rates on the notes range from 6-20%. Interest income during the three months ended June 30, 2019 and 2018 totaled $8 and $6, respectively. Interest income during the six months ended June 30, 2019 and 2018 totaled $20 and $19, respectively.
Payments received during the six months ended June 30, 2019 primarily represent repayments of the note receivable established in connection with the Company’s withdrawal as manager from Florida Wellness, LLC, a consolidated entity in which the Company owned 44%, which owned 15% of SFN. The balance outstanding as at June 30, 2019 primarily represents a loan to the entity managed by consolidated subsidiary WPMC.
(vi) During the three and six months ended June 30, 2019, the Company settled a pre-existing relationship in the form of a loan receivable with Form Factory and applied the principal balance and interest receivable to the purchase price.
During the six months ended June 30, 2019, the Company settled a pre-existing relationship in the form of a loan receivable with NCC and applied the principal balance to the purchase price. Interest receivable of $128 was written off within Interest income from promissory notes receivable in the unaudited Condensed Interim Consolidated Statements of Operations.
Refer to Note 4 for further details.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

8.    CAPITAL ASSETS, NET
A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the six months ended June 30, 2019 is as follows:

Capital assets, gross	Land	Building	ROU Assets (1)	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
December 31, 2018	$6,241	$14,364	$—	$5,569	$8,156	$12,115	$46,445
Additions	2,848	5,985	2,512	6,171	3,162	3,057	23,735
Acquisitions	—	—	10,971	853	2,116	1,425	15,365
Disposals/Other (1)	733	332	12,925	(4,450)	804	2,319	12,663
June 30, 2019	$9,822	$20,681	$26,408	$8,143	$14,238	$18,916	$98,208

Accumulated depreciation
December 31, 2018	$—	$(259)	$—	$—	$(444)	$(699)	$(1,402)
Depreciation (2)	—	(171)	(1,497)	—	(626)	(813)	(3,107)
Disposals	—	—	38	—	16	—	54
June 30, 2019	$—	$(430)	$(1,459)	$—	$(1,054)	$(1,512)	$(4,455)

Capital assets, net
December 31, 2018	$6,241	$14,105	$—	$5,569	$7,712	$11,416	$45,043
June 30, 2019	9,822	20,251	24,949	8,143	13,184	17,404	93,753
(1) A right-of-use asset of $12,575 was recognized at January 1, 2019 in connection with the adoption of IFRS 16. Refer to Note 3 and Note 10 for further information. In addition to the ROU assets recorded at January 1, 2019 as discussed in Note 3, the Company entered into a 99-year land lease in late 2018 which was not included in operating lease commitments as at December 31, 2018. The right-of-use asset recognized was $383, with an annual payment of $50.
Substantially all of the Company’s ROU assets pertain to building leases. The carrying value of ROU assets pertaining to land and equipment had a net book value of $386 and $478, respectively, as at June 30, 2019. The useful lives of the Company’s ROU assets range in term from less than twelve months to 99 years. Rent expense pertaining to low-value leases during the three and six months ended June 30, 2019 was not material.
(2) Depreciation for the three and six months ended June 30, 2019 includes $1,514 and $2,273, respectively, of depreciation expense, and $423 and $834, respectively, that was capitalized to biological assets and inventory.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the beginning and ending balances of capital assets and accumulated depreciation during the six months ended June 30, 2018 is as follows:

Capital assets, gross	Land	Building	Construction in Progress	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
December 31, 2017	$610	$484	$9,764	$160	$78	$11,096
Additions	—	2,114	1,041	763	203	4,121
Disposals/Other	—	7,181	(7,959)	778	—	—
June 30, 2018	$610	$9,779	$2,846	$1,747	$281	$15,263

Accumulated depreciation
December 31, 2017	$—	$(34)	$—	$(5)	$(18)	$(57)
Depreciation (1)	—	(118)	—	(108)	(4)	(230)
June 30, 2018	$—	$(152)	$—	$(113)	$(22)	$(287)
(1) Depreciation for the three and six months ended June 30, 2018 includes $61 and $71, respectively, of depreciation expense, and $99 and $159, respectively, that was capitalized to biological assets and inventory.
Rent expense for operating leases during the three and six months ended June 30, 2018 was $141 and $346.
9.    INVENTORY AND BIOLOGICAL ASSETS
As at June 30, 2019 and December 31, 2018 inventory consists of:

Inventory	June 30, 2019	December 31, 2018
Retail inventory	$1,899	$1,101
Cultivation inventory	33,758	16,047
Supplies & other	1,001	508
Total	$36,658	$17,656
During the three months ended June 30, 2019 and 2018, the Company recognized $10,939 and $1,762, respectively, of Cost of goods sold and $1,474 and $0, respectively, of Realized fair value amounts included in inventory sold, respectively, for a total of $12,413 and $1,762, respectively, of inventory expensed to cost of goods sold.
During the six months ended June 30, 2019 and 2018, the Company recognized $19,300 and $3,228, respectively, of Cost of goods sold and $4,023 and $0, respectively, of Realized fair value amounts included in inventory sold, respectively, for a total of $23,323 and $3,228, respectively, of inventory expensed to cost of goods sold.
A reconciliation of the beginning and ending balances of biological assets for the six months ended June 30, 2019 and 2018 is as follows:

	Six Months Ended June 30,
Biological Assets	2019	2018
Beginning balance	$8,440	$—
Production cost capitalized	3,003	560
Depreciation cost capitalized	834	159
Changes in fair value less costs to sell due to biological transformation	15,713	979
Transferred to inventory upon harvest	(21,400)	(671)
Ending balance	$6,590	$1,027

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

While the Company’s biological assets are within the scope of IAS 41 - Agriculture, the Company applies a similar approach to IAS 2 - Inventories in capitalizing direct and indirect costs of biological assets.
The Company values its biological assets at the end of each reporting period at fair value less costs to sell. This is determined using a valuation model to estimate the expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. This model also considers the progress in the plant life cycle and the fail rate at each respective stage.
Management has made the following estimates in the valuation model during the six months ended June 30, 2019 and 2018. Estimates for the six months ended June 30, 2018 are included in parentheses:

•	The average number of weeks in the growing cycle is 20 (16) weeks from propagation to harvest;

•	The average harvest yield of whole flower is 232 (172) grams per plant; and

•	The average selling price, which is determined by estimating the wholesale value of cannabis on a state-by-state basis, is $9 ($9) per gram.

•	The average post-harvest costs incurred is $1 per gram.
The estimates of growing cycle, harvest yield, and costs per gram are based on the Company's historical results.
These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The sensitivity of the fair value of biological assets outstanding as at June 30, 2019 to a 10% change in each input is as follows:

•	A 10% increase in the length of the average grow cycle would result in a $1,234 decline in fair value.

•	A 10% decrease in the average harvest yield per plant would result in a $1,078 decline in fair value.

•	A 10% decrease in average selling price would result in a $2,212 decline in fair value.

•	A 10% increase in average post-harvest costs would result in a $267 decline in fair value.
As at June 30, 2019, the biological assets were on average, 36% complete and would yield approximately 2,081 pounds of cannabis.
10.    DEBT
The Company’s debt balances consist of the following:

Debt Balances	June 30, 2019	December 31, 2018
NCCRE loan	$502	$511
Seller’s notes	3,058	15,124
Total debt	3,560	15,635
Less: current portion of debt	3,079	15,144
Total long-term debt	$481	$491

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

A reconciliation of the Company’s debt for the six months ended June 30, 2019 and 2018 is presented below:

Debt Rollforward	Convertible Notes	NCCRE Loan	Seller's Notes	Total Debt
December 31, 2017	$27,087	$531	$—	$27,618
Accretion	1,531	—	—	1,531
Principal payments	—	(10)	(2,483)	(2,493)
June 30, 2018	$28,618	$521	$12,338	$41,477

December 31, 2018	$—	$511	$15,124	$15,635
Principal payments	—	(9)	(12,066)	(12,075)
June 30, 2019	$—	$502	$3,058	$3,560

The interest expense related to the Company’s debt during the three and six months ended June 30, 2019 and 2018 consists of the following:

Interest Expense	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Convertible notes:
Cash interest	$—	$173	$—	$598
PIK interest	—	615	—	972
Accretion (1)	—	766	—	1,531
Convertible note interest	$—	$1,554	$—	$3,101
NCCRE loan	5	7	10	10
Seller’s notes	90	57	191	57
Interest expense on lease liability	616	—	1,021	—
Total interest expense	$711	$1,618	$1,222	$3,168
(1) Accretion includes amortization of the discount related to the original issue discount, warrant, conversion option and certain issuance costs allocated to convertible debt.
Senior secured convertible notes
In 2017, HSCP issued senior secured convertible notes (“convertible notes”), which contained a conversion option that was mandatorily triggered upon a public offering event. The conversion option was classified as a derivative liability and recognized at FVTPL. In connection with the issuance of the convertible notes, the Company issued warrants, which were also classified as a derivative liability and recognized at FVTPL, as the number of units to be issued was not fixed at issuance and would be determined by the price per unit at the time of a public offering event. Interest payable on the outstanding principal accrued at a rate of 10% per annum, payable quarterly in cash or additional Class A membership units of HSCP, at the election of the holders of the Notes.
A reconciliation between the beginning and ending balances of the Company’s derivative liabilities is presented below. There was no activity in the comparable current year period due to the conversion and subsequent reclassification to equity upon RTO.

Derivative Liability Rollforward	Conversion Option	Warrants	Total
December 31, 2017	$1,159	$1,738	$2,897
Change in fair market value of derivative liabilities	2,390	3,586	5,976
June 30, 2018	$3,549	$5,324	$8,873

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The fair value of the conversion options and warrants above were calculated using a Black-Scholes model with a Monte Carlo simulation with the following assumptions:

Derivative Valuation Assumptions	June 30, 2018
Risk-free rate	2.33%
Expected dividend yield	—%
Expected term (in years)	0.86
Volatility	80%
Volatility was estimated by using the average historical volatility of a representative peer group of publicly traded cannabis companies. The expected term represents the period of time the warrants issued are expected to be outstanding. The risk-free rate is based on U.S. Treasury bills with a remaining term equal to the expected term of the warrants.
NCCRE loan
NCCRE, which is owned by the Company’s consolidated subsidiary HSC, entered into a $550 secured loan with a financial institution for the purchase of a building in Rolling Meadows, Illinois in December 2016. The building is leased to NCC. The promissory note payable carries a fixed interest rate of 3.7% and is due in December 2021.
Seller’s notes
The Company issued Seller’s notes payable in connection with several transactions in fiscal 2018, bearing interest at rates ranging from 3.5% to 10%. Substantially all of these notes became due upon completion of the RTO, with the remainder payable within twelve months.
Lease liabilities
The following table presents the contractual undiscounted cash flows for lease obligations as at June 30, 2019:

Undiscounted lease obligations	June 30, 2019
Less than one year	$4,381
One to five years	17,305
Greater than five years	25,655
Total undiscounted lease obligations	$47,341
Lease liabilities included in the Statement of Financial Position at June 30, 2019:
Short-term	$1,658
Long-term	23,913
There are no variable lease payments which are not included in the measurement of lease obligations. All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.
11.    SHAREHOLDERS’ EQUITY and NON-CONTROLLING INTERESTS
During the six months ended June 30, 2018, HSCP issued 3,143 Class D units in exchange for $31 cash as well as certain asset and business acquisitions and non-controlling interest purchases. HSCP also issued 16,699 Class E units in exchange for $100,005, net of equity issuance costs.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The table below details the change in Company shares outstanding by class during the six months ended June 30, 2019:

Shareholders’ Equity	Subordinate Voting Shares	Subordinate Voting Shares Held in Treasury	Proportionate Voting Shares (as converted)	Multiple Voting Shares	Total Shares Outstanding
December 31, 2018	21,471	(842)	57,835	168	78,632
Issuances	7,595	—	60	—	7,655
NCI conversions	1,027	—	—	—	1,027
PVS conversions	32,167	—	(32,167)	—	—
June 30, 2019	62,260	(842)	25,728	168	87,314
During the three and six months ended June 30, 2019, the Company issued 208 Subordinate Voting Shares in settlement of consulting expenses. $3,424 is recorded in General and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding is presented below:

Warrants	Six Months Ended June 30, 2019
December 31, 2018	2,259
Granted	4
June 30, 2019	2,263
During the three and six months ended June 30, 2019, the Company issued 4 warrants with a weighted-average grant date fair value of $6.74 per share, and an expense of $27 was recorded in General and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.
The exercise price of all warrants outstanding is $25 per share, and the weighted-average remaining contractual life of the warrants outstanding is approximately 2.1 years.
Non-controlling interests - convertible units
The Company has NCIs in consolidated subsidiaries USCo2 and HSCP. The non-voting shares of USCo2 and HSCP units make up substantially all of the NCI balance as at June 30, 2019 and are convertible for either one Subordinate Voting Share of Pubco or cash, as determined by the Company. Summarized financial information of HSCP is presented below. USCo2 does not have discrete financial information separate from HSCP.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

HSCP net asset reconciliation		June 30, 2019
Current assets		$134,288
Non-current assets		516,878
Current liabilities		(20,102)
Non-current liabilities		(27,025)
Other NCI balances (see Note 2)		(1,101)
Accumulated equity-settled expenses		(101,703)
Net assets		$501,235
HSCP/USCo2 ownership % of HSCP at June 30, 2019		23.59%
Net assets allocated to USCo2/HSCP		$118,241
Net assets attributable to other NCIs (see Note 2)		1,101
Total NCI		$119,342
HSCP Summarized Statement of Operations	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Revenue	$17,745	$30,642
Net loss allocable to HSCP/USCo2	$(42,090)	$(69,971)
HSCP/USCo2 weighted average ownership % of HSCP	24.35%	24.86%
Net loss allocated to HSCP/USCo2	$(10,249)	$(17,395)
Net income (loss) allocated to other NCIs (see Note 2)	1	(4)
Net loss attributable to NCIs	$(10,248)	$(17,399)
As at June 30, 2019, USCo2’s non-voting shares owned approximately 0.95% of HSCP units. USCo2’s capital structure is comprised of voting shares (approximately 55%), all of which are held by the Company, and of non-voting shares (approximately 45%) held by certain former HSCP members. Certain executive employees and profits interests holders own approximately 22.64% of HSCP units. The remaining 76.41% interest in HSCP is held by USCo and represents the members’ equity attributable to shareholders of the parent.
During the three and six months ended June 30, 2019, the Company had several transactions with HSCP and USCo2 that changed its ownership interest in the subsidiaries but did not result in losses of control. These transactions included business acquisitions and intangible purchases where equity was issued as consideration (see Notes 4 and 5) and the redemption of HSCP and USCo2 convertible units for Pubco shares (as shown in the table below), and resulted in a $12,864 allocation from shareholders’ equity to NCI.
During the six months ended June 30, 2019, the Company made cash distributions in the amount of $4,274 to HSCP and USCo2 unit holders in satisfaction of redemption requests the Company chose to settle in cash, as well as for LLC unitholders tax liabilities in accordance with the HSCP operating agreement.
A reconciliation of the beginning and ending amounts of convertible units is as follows:

Convertible Units	Six Months Ended June 30, 2019
December 31, 2018	27,340
Issuance of NCI units (Note 5)	198
LLC C-1s canceled	(126)
LLC C-1s vested	625
NCI units settled in cash	(58)
NCI units converted to SVS	(1,027)
June 30, 2019	26,952

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

Other non-controlling interests
During the six months ended June 30, 2019, the Company made cash distributions in the amount of $24 to members of the other non-controlling interests.
During the six months ended June 30, 2018, HSCP made several purchases of non-controlling interests:
In January 2018, HSCP purchased the remaining 51% non-controlling interest in HSCP Oregon, LLC for a total consideration of $500, which included $400 cash and $100 forgiveness of a shareholder advance. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $953, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,453.
In May 2018, HSCP purchased the remaining 20% non-controlling interest in MMRC for a total consideration of $203 in cash. The carrying value of the non-controlling interest on the date of the transaction was a deficit of $15, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $218.
In June 2018, HSCP purchased the remaining 35% non-controlling interest in Cannabliss for a total consideration of $1,311, which included $301 cash, $760 in seller’s notes and $250 in Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $100, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $1,211.
In June 2018, HSCP purchased the remaining 20% non-controlling interest in Impire in exchange for $2,500 in the form of Class D membership units. The carrying value of the non-controlling interest on the date of the transaction was $2,379, resulting in an increase in Accumulated Deficit on the unaudited Condensed Interim Consolidated Statements of Members’ Equity of $121.
12.    COMPENSATION EXPENSE

Compensation expense	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash compensation	$10,488	$1,950	$16,315	$4,229
Equity-based compensation	20,752	120	42,674	826
Total compensation expense	$31,240	$2,070	$58,989	$5,055
During the three and six months ended June 30, 2019, the Company issued 82 Subordinate Voting Shares in settlement of post-employment expenses. $1,639 is recorded in Compensation expense in the unaudited Condensed Interim Consolidated Statements of Operations.
Acreage Holdings, Inc. Omnibus Incentive Plan
The Company’s Board of Directors adopted an Omnibus Incentive Plan (the “Plan”), which permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards up to an amount equal to 15% of the issued and outstanding Subordinate Voting Shares of the Company. During the six months ended June 30, 2019, the Company issued restricted share units and stock options as follows. There was no comparable activity in the prior year period.
Restricted Share Units (“RSUs”)

Restricted Share Units (Fair value information expressed in whole dollars)	Six Months Ended June 30, 2019	Weighted Average Grant Date Fair Value
Unvested, beginning of period	2,032	$24.53
Granted	5,312	16.60
Forfeited	(7)	17.31
Vested	(790)	24.71
Unvested, end of period	6,547	$18.11
On June 27, 2019, pursuant to the Arrangement Agreement (as defined in Note 14), 4,909 RSUs were awarded in total to five executive employees under the Plan. A description of certain provisions of the Lockup and Incentive Agreements are included

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

in the May 17, 2019 Management Information Circular under the heading “Transaction Agreements - Lockup and Incentive Agreements”.
Restricted share units of the Company generally vest over a period of two years. The fair value for RSUs is based on the Company’s share price on the date of the grant. The Company recorded $9,662 and $19,716 as compensation expense during the three and six months ended June 30, 2019, respectively, in connection with these awards. As at June 30, 2019, unamortized expense related to RSUs totaled $55,792.
In connection with the vesting of RSUs, the Company withheld 405 units to satisfy $7,909 of employer withholding tax requirements. $6,810 was paid in the six months ended June 30, 2019 and $1,099 was recorded in Accounts payable and accrued liabilities as at June 30, 2019 in the unaudited Condensed Interim Consolidated Statement of Financial Position. 96 RSUs that had previously vested were delivered in the period.
Stock options

Stock Options (Exercise price expressed in whole dollars)	Six Months Ended June 30, 2019	Weighted Average Exercise Price
Options Outstanding, beginning of period	4,605	$25.00
Granted	772	21.36
Forfeited	(386)	25.00
Options Outstanding, end of period	4,991	$24.44
Stock options of the Company generally vest over a period of three years and have an expiration period of 10 years. The weighted-average contractual life remaining as at June 30, 2019 was 9.4 years. The Company recorded $6,136 and $17,888 as compensation expense during the three and six months ended June 30, 2019, respectively, in connection with these awards. As at June 30, 2019, unamortized expense related to stock options totaled $39,584. There were no options exercisable as at June 30, 2019.
The grant date fair values for the options issued during the six months ended June 30, 2019 were calculated using a Black-Scholes model with the following assumptions:

Six Months Ended June 30, 2019
Risk-free rate	2.00% - 2.62%
Expected dividend yield	—%
Expected term (in years)	6.00
Volatility	80% - 85%
Fair market value per share	$17.06 - $23.38
Grant date fair value per option	$11.55 - $16.72
HSCP C-1 Profits Interests Units (“Profits Interests”)
The following table summarizes the status of unvested profits interests as at June 30, 2019 and 2018. These membership units qualify as profits interests for U.S federal income tax purposes and were accounted for in accordance with IFRS 2 - Share-based payment. HSCP amortizes awards over service period and until awards are fully vested.

	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
(Fair value information expressed in whole dollars)	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested, beginning of period	1,825	$0.43	—	$—
Class C-1 units granted	—	—	3,838	0.43
Class C-1 vested	(625)	0.43	(1,515)	0.43
Unvested, end of period	1,200	$0.43	2,323	$0.43

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

The Company recorded $62 and $120 as compensation expense in connection with these awards during the three months ended June 30, 2019 and 2018, respectively, and recorded $178 and $826 during the six months ended June 30, 2019 and 2018, respectively. As at June 30, 2019, unamortized expense related to unvested profits interests totaled $177.
Other share issuances
Restricted Shares (“RSs”)

Restricted Shares (Fair value information expressed in whole dollars)	Six Months Ended June 30, 2019	Weighted Average Grant Date Fair Value
Unvested, beginning of period	—	$—
Granted	1,369	20.45
Unvested, end of period	1,369	$20.45
In connection with the Company’s acquisition of Form Factory (refer to Note 4), restricted shares were issued to former employees of Form Factory subject to future service conditions, which vest in 24 months from the acquisition date. The fair value for RSs is based on the Company’s share price on the date of the grant. The Company recorded $3,253 as compensation expense in both the three and six months ended June 30, 2019, in connection with these awards. As at June 30, 2019, unamortized expense related to RSs totaled $23,264.
13.    EARNINGS/LOSS PER SHARE
Net earnings/loss per share represents the net earnings/loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis.
Basic and diluted loss per share are the same for the three and six months ended June 30, 2019, as the issuance of shares upon conversion, exercise or vesting of outstanding units would be anti-dilutive in each period. There were 41,953 anti-dilutive shares outstanding as at June 30, 2019.
For the three and six months ended June 30, 2018, the Company had unvested C-1 profits interests which contributed 2,192 and 1,255 diluted shares to the weighted average shares outstanding in the respective periods. The impact on conversion of the Company’s convertible notes would have been anti-dilutive in each period.
14.    COMMITMENTS and CONTINGENCIES
Commitments
Definitive agreements
During the year ended December 31, 2018, the Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators.
During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, Inc., a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots Medical, LLC, a vertically integrated license holder in Nevada, for consideration of 4,762 HSCP units (valued at approximately $78,144 based on the June 30, 2019 closing price of $16.41 per share) and $20,000 in cash. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
Canopy Growth
On June 19, 2019, the shareholders of the Company and of Canopy Growth Corporation (“Canopy Growth”) separately approved the proposed transaction between the two companies, and on June 21, 2019, the Supreme Court of British Columbia granted a final order approving the arrangement. Effective June 27, 2019, the articles of the Company were amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of the Company (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”) as of the close of business on June 26, 2019, received approximately $2.63, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the “Option Premium”) paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. The Option Premium was distributed to such holders of record on or before July 3, 2019.
Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares of Acreage (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement) (the “Exchange Ratio”).
HSCP unit holders will be required to convert their units within three years following the closing of the Arrangement as will holders of non-voting shares of USCo2.
The Company will be permitted to issue up to an additional 58 million Subordinate Voting Shares, together with an additional 5.2 million Subordinate Voting Shares in respect of potential and pending acquisitions without any adjustment being required to the Exchange Ratio. The Exchange Ratio is subject to adjustment in the circumstances set out in the Arrangement Agreement.
Surety bonds
The Company has indemnification obligations with respect to surety bonds primarily used as security against non-performance in the amount of $5,000 as at June 30, 2019, for which no liabilities are recorded on the unaudited Condensed Interim Consolidated Statements of Financial Position.
The Company is subject to other capital commitments and similar obligations. As at June 30, 2019 and December 31, 2018 such amounts were not material.
Contingencies
The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at June 30, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.
The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.
New York outstanding litigation
On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY. EPMMNY filed an amended complaint on January 31, 2019. On April 1, 2019, NYCANNA, HSCP, Impire, NYMRC and Acreage New York, LLC moved to dismiss the amended complaint. The Court has scheduled oral argument on the motions to dismiss for September 5, 2019.
The Company intends to vigorously defend this action, which it firmly believes is without merit. EPMMNY alleges that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. HSCP is also entitled to full indemnity from the claims asserted against it by

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.
15.    RELATED PARTY TRANSACTIONS
Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.
Related party promissory notes receivable
Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 for further information.
Other current assets
In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the six months ended June 30, 2018.
Key management personnel compensation
The Company’s compensation expense related to key management personnel during the three months ended June 30, 2019 and 2018 totaled $2,781 and $395, respectively, which includes cash and equity-based compensation.
The Company’s compensation expense related to key management personnel during the six months ended June 30, 2019 and 2018 totaled $8,760 and $578, respectively, which includes cash and equity-based compensation.
16.    INCOME TAXES
The provision for income tax expense for the three months ended June 30, 2019 and 2018 was $3,850 and $247, respectively, representing an effective tax rate of (9.55)% and 3.89%, respectively.
The provision for income tax expense for the six months ended June 30, 2019 and 2018 was $7,271 and $483, respectively, representing an effective tax rate of (10.68)% and 20.08%, respectively.
17.    FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.
Market risk
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.
Credit risk
The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at June 30, 2019 is the carrying amount of cash and cash equivalents, restricted cash, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company calculates ECLs based on analysis of the creditworthiness of the counterparties, collateral held and future expected cash flows within the cannabis industry. The calculation considers the maximum amount allowable to be drawn in the future under line of credit agreements. Refer to Note 7 for further discussion.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

the Company’s cash holdings. As at June 30, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities which have contractual maturity dates within one year, seller’s notes which are payable within one year, long-term debt, which matures in 2021 and lease liabilities, which are summarized in Note 10. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at June 30, 2019, management regards liquidity risk to be low.
Asset forfeiture risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
Banking risk
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.
In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.
Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the six months ended June 30, 2019.

ACREAGE HOLDINGS, INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in thousands)

18.    REPORTABLE SEGMENTS
The Company’s operating segments are divided by the states in which the Company engages in business activities, as management regularly reviews financial information to evaluate performance and make decisions to allocate resources at this level. The Company aggregates these operating segments into five reportable segments grouped by region: New England, Mid-Atlantic, Midwest, West and South, as the states contained in these regions exhibit similar economic characteristics. The Company’s measure of segment performance is net income (loss).

Segment information	New England	Mid-Atlantic	Midwest	West	South	Corporate/Eliminations	Total
Three months ended June 30, 2019
Revenue	$8,533	$4,531	$1,845	$2,860	$—	$(24)	$17,745
Net income (loss)	1,437	2,944	(746)	(6,999)	(539)	(40,274)	$(44,177)

Six months ended June 30, 2019
Revenue	$15,617	$7,623	$2,441	$4,985	$—	$(24)	$30,642
Net income (loss)	4,050	3,770	(1,409)	(7,510)	(708)	(73,544)	(75,351)

Three months ended June 30, 2018
Revenue	$754	$—	$—	$2,197	$—	$—	$2,951
Net income (loss)	(28)	6,188	21	(101)	—	28	6,108

Six months ended June 30, 2018
Revenue	$754	$—	$—	$4,394	$—	$—	$5,148
Net income (loss)	(5)	6,311	22	(284)	21	(4,143)	1,922

June 30, 2019
Assets	$158,265	$112,339	$32,918	$131,904	$75,224	$159,635	$670,285
Liabilities	7,508	6,564	2,919	17,107	1,818	62,492	98,408

December 31, 2018
Assets	$126,014	$86,561	$19,677	$14,041	$4	$325,524	$571,821
Liabilities	606	1,452	565	1,502	—	59,973	64,098
19.    SUBSEQUENT EVENTS
Kanna, Inc.
On July 2, 2019, the Company’s transaction to acquire Kanna, Inc., a dispensary license holder in Oakland, California, closed upon state approval for total consideration of $8,040 in the form of $1,991 in cash and $6,049 in Subordinate Voting Shares (383 shares).
In respect to the above acquisition, the Company is in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.
New Jersey legislation
On July 2, 2019, New Jersey Governor Murphy signed into law a bill that, among other things, provides for ownership of licenses by for-profit entities. The Company has begun the process of effecting the conversion of the line of credit into direct ownership of CCF.